THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

GROGURU, INC.

CONVERTIBLE PROMISSORY NOTE

$[AMOUNT]   [EFFECTIVE DATE]

FOR VALUE RECEIVED, GroGuru, Inc., a Delaware corporation (the "***Company***"), promises to pay to [ENTITY NAME] , in lawful money of the United States of America the principal sum of $[AMOUNT] , or such lesser amount as shall equal the outstanding principal amount hereof, together with interest from the date of this Convertible Promissory Note (this "***Note***") on the unpaid principal balance at a rate equal to 6% per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earlier of (i) demand of the Required Holders (as defined in Section 5 hereof) at any date on or after the 24-month anniversary of [EFFECTIVE DATE] (such date as it may be extended by written approval of the Required Holders and the Company, the "***Maturity Date***"), or (ii) when, upon the occurrence and during the continuance of an Event of Default (as defined in Section 3 hereof), such amounts are declared due and payable by the Required Holders or made automatically due and payable, in each case, in accordance with the terms hereof.

The following is a statement of the rights of Holder (as defined in Section 5 hereof) and the conditions to which this Note is subject, and to which Holder, by the acceptance of this Note, agrees:

1. **Payments.**

    (a)   Interest. Accrued interest on this Note shall be payable on the Maturity Date if not otherwise converted into shares of the Company's capital stock pursuant to Section 2 hereof.

    (b)   Voluntary Prepayment. This Note may be prepaid by the Company at any time without penalty or premium with the prior written consent of the Required Holders; *provided* that (i) any prepayment of this Note may only be made in connection with the prepayment of all Notes on a *pro rata* basis, based on the respective aggregate outstanding principal amounts of each such Note and (ii) any such prepayment shall be applied first to interest accrued on this Note and second, if the amount of prepayment exceeds the amount of all such accrued interest, to the payment of principal of this Note.

(c) <u>Change of Control Payment</u>. If the outstanding principal and accrued but unpaid interest due under this Note have not otherwise been converted into equity securities upon a Change of Control pursuant to <u>Section 2(c)</u> hereof, the Company shall pay to the Holder an amount equal to 150% of such principal and 100% of such accrued and unpaid interest.

2. **Conversion**.

(a) <u>Automatic Conversion upon a Qualified Equity Financing</u>. If a Qualified Equity Financing occurs while this Note is outstanding, then the outstanding principal amount of and all accrued and unpaid interest on this Note shall automatically convert into such number of fully paid and nonassessable shares of the Company's capital stock consisting of the Preferred Stock of the same series issued in such Qualified Equity Financing (the "***Qualified Preferred Stock***"), as shall be equal to the number obtained by dividing (A) all principal and accrued but unpaid interest under such Note by (B) the Conversion Price (as defined in <u>Section 5</u> hereof).

(b) <u>Optional Conversion</u>

(i) <u>Non-Qualified Financings</u>. If the Company sells shares of a series of its Preferred Stock in any transaction or series of transactions that does not qualify as a Qualified Equity Financing (such financing a "***Non-Qualified Financing***") while this Note is outstanding, upon the written election of the Required Holders, all of the outstanding principal and accrued but unpaid interest hereon shall convert into a number of fully paid and nonassessable shares of the Company's capital stock consisting of Preferred Stock of the same series offered in such Non-Qualified Financing (the "***Optional Conversion Shares***") determined pursuant to the following formula. The total number of Optional Conversion Shares that Holder shall be entitled to receive upon conversion of this Note pursuant to the preceding sentence shall be equal to the number obtained by dividing (A) all principal and accrued but unpaid interest under such Note by (B) the Optional Conversion Price (as defined in <u>Section 5</u> hereof). To the extent there are not sufficient shares of Preferred Stock authorized to enable conversion of this Note as contemplated by this <u>Section 2(b)</u> at the time required by this <u>Section 2(b)</u>, the Company shall use its reasonable best efforts to authorize such additional shares of Preferred Stock.

(c) <u>Conversion on Change of Control</u>. If the Company consummates a Change of Control (as defined in <u>Section 5</u> hereof) while this Note is outstanding, upon the written election of the Required Holders, the outstanding principal amount of this Note, *plus* all accrued and unpaid interest hereon shall convert into shares of the Company's most senior series of capital stock outstanding at the time of such Change of Control, at a price per share obtained by dividing $7,500,000 by the Company's fully-diluted capitalization immediately prior to the closing of such Change of Control, assuming exercise or conversion of all convertible securities of the Company and excluding any shares issuable upon conversion of this Note or any other outstanding convertible promissory notes issued by the Company. To the extent there are not sufficient shares of capital stock authorized to enable a conversion of this Note as contemplated by this <u>Section 2(c)</u>, the Company shall use its reasonable best efforts to authorize such additional shares of such capital stock.

(d)   Conversion Procedure.

(i)   Conversion Mechanics. If this Note is to be converted pursuant to this Section 2 at the option of the Holder, written notice shall be delivered to Holder at the address last shown on the records of the Company for Holder, notifying Holder of the conversion to be effected, specifying the applicable conversion price, the principal amount of the Note to be converted, together with all accrued and unpaid interest, the date on which such conversion is expected to occur and calling upon Holder to surrender to the Company, in the manner and at the place designated, the Note. Upon any conversion of this Note, Holder hereby agrees to execute and deliver to the Company all transaction documents entered into by other Holders participating in any Qualified Equity Financing or Non-Qualified Financing, if applicable, including a purchase agreement, an investor rights agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions. Holder also agrees to deliver the original of this Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby Holder agrees to indemnify the Company from any loss incurred by it in connection with this Note) at the closing of the event triggering such conversion for cancellation; *provided, however*, that upon the closing of the event triggering conversion of this Note, this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence. The Company shall, as soon as practicable thereafter, issue and deliver to Holder a certificate or certificates for the number of shares to which Holder shall be entitled upon such conversion, including a check payable to Holder for any cash amounts payable as described in Section 2(d)(ii) below. Any conversion of this Note pursuant to this Section 2 shall be deemed to have been made immediately prior to the closing of the event triggering such conversion, and on and after such date the Persons entitled to receive the shares issuable upon such conversion shall be treated for all purposes as the record holder of such shares.

(ii)   Fractional Shares; Interest; Effect of Conversion. No fractional shares shall be issued upon conversion of this Note. In lieu of the Company issuing any fractional shares to Holder upon the conversion of this Note, the Company shall pay to Holder an amount equal to the product obtained by multiplying the applicable conversion price by the fraction of a share not issued pursuant to the previous sentence. Upon conversion of this Note in full and the payment of the amounts specified in this paragraph, the Company shall be forever released from all its obligations and liabilities under this Note and this Note shall be deemed of no further force or effect, whether or not the original of this Note has been delivered to the Company for cancellation.

(e)   Notices of Record Date. In the event of:

(i)   Any taking by the Company of a record of the holders of any class of securities of Company for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right; or

(ii)   Any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any transfer of all or substantially all of the assets of the Company to any other Person or any consolidation or merger involving the Company; or

      (iii) Any voluntary or involuntary dissolution, liquidation or winding-up of the Company,

the Company shall deliver to Holder at least 10 days prior to the earliest date specified therein, a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend, distribution or right and the amount and character of such dividend, distribution or right; and (B) the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding-up is expected to become effective and the record date for determining stockholders entitled to vote thereon.

    3.   **Events of Default**. The occurrence of any of the following shall constitute an "***Event of Default***" under this Note:

    (a) Failure to Pay. The Company shall fail to pay (i) when due any principal payment on the due date hereunder or (ii) any interest payment or other payment required under the terms of this Note on the date due and such payment shall not have been made within five business days of the Company's receipt of written notice by the Required Holders of such failure to pay; or

    (b) Breaches of Covenants. The Company shall fail to observe or perform any other covenant, obligation, condition or agreement contained in this Note (other than those specified in Section 3(a) hereof) the failure of which would have a material adverse effect on the Company and such failure shall continue for 30 days after the Company's receipt of written notice by the Required Holders to the Company of such failure; or

    (c) Voluntary Bankruptcy or Insolvency Proceedings. The Company shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) admit in writing its inability to pay its debts generally as they mature, (iii) make a general assignment for the benefit of its or any of its creditors, (iv) be dissolved or liquidated, (v) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (vi) take any action for the purpose of effecting any of the foregoing; or

    (d) Involuntary Bankruptcy or Insolvency Proceedings. Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company, or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or any of its subsidiaries, if any, or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within 45 days of commencement.

4. **Rights of Holder upon Default**. Upon the occurrence of any Event of Default (other than an Event of Default described in Section 3(c) or Section 3(d)) hereof and at any time thereafter during the continuance of such Event of Default, Holder may, with the written consent of the Required Holders, by written notice to the Company, declare all outstanding obligations payable by the Company hereunder to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived. Upon the occurrence of any Event of Default described in Section 3(c) and Section 3(d) hereof, immediately and without notice, all principal and accrued and unpaid interest hereunder shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived. In addition to the foregoing remedies, upon the occurrence and during the continuance of any Event of Default, Holder may exercise any other right power or remedy permitted to it by law, either by suit in equity or by action at law, or both.

5. **Definitions**. As used in this Note, the following capitalized terms shall have the following meanings:

"*Change of Control*" means the occurrence of (i) any transaction or series of related transactions that results in a "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becoming the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than fifty percent (50%) of the outstanding voting securities of the Company having the right to vote for the election of members of the Board of Directors of the Company, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"*Common Stock*" means the common stock of the Company, par value $0.0001 per share.

"*Conversion Price*" means: the lesser of (i) of the price per share paid by the other purchasers of the Preferred Stock sold in the Qualified Equity Financing multiplied by 80% and (ii) the price per share obtained by dividing $7,500,000 by the Company's fully-diluted capitalization immediately prior to such Qualified Equity Financing assuming exercise or conversion of all convertible securities of the Company but excluding any shares issuable upon conversion of the Notes.

"*Event of Default*" has the meaning given in Section 3 hereof.

"*Holder*" or "*Holder of this Note*" means the Person specified in the introductory paragraph of this Note or any Person who at the time in question is the registered holder of this Note and "*Holders*" means, at the time in question, collectively, the registered holders of the Notes.

"*Notes*" means this Note and any other Note of substantially the same form issued by the Company prior to the Company's next Qualified Equity Financing.

"*Optional Conversion Price*" means: the lesser of (i) the price per share paid by the other purchasers of the Preferred Stock sold in the Non-Qualified Financing multiplied by 80% and (ii) the price per share obtained by dividing $7,500,000 by the Company's fully-diluted capitalization on an as-converted basis immediately prior to such Non-Qualified Financing, assuming exercise or conversion of all convertible securities of the Company and excluding any shares issuable upon conversion of the Notes.

"*Person*" means an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a governmental authority.

"*Preferred Stock*" means any preferred stock of the Company authorized by the Company's Certificate of Incorporation.

"*Qualified Equity Financing*" means a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Stock for aggregate gross proceeds of at least $3,000,000 (which amount shall include the conversion of the Notes but exclude the conversion of any other convertible promissory notes or other convertible securities of the Company) with the principal purpose of raising capital.

"*Required Holders*" means the Holders holding a majority of the aggregate outstanding principal due under the Notes.

"*Securities Act*" means the Securities Act of 1933, as amended.

6.   **Representations and Warranties of Holder**. Holder represents and warrants to the Company the following:

(a)   Binding Obligation. Holder has the legal capacity, corporate power and authority to execute and deliver this Note and to perform its obligations hereunder. This Note constitutes valid and binding obligations of Holder, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   Securities Law Compliance. Holder has been advised that this Note and its underlying securities have not been registered under the Securities Act, or any state securities laws, and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. Holder is aware that the Company is under no obligation to effect any such registration with respect to the Note or its underlying securities or to file for or comply with any exemption from registration. Holder, if an entity, has not been formed solely for the purpose of making this investment. Holder is purchasing this Note to be acquired by Holder for Holder's own account for investment, not as a nominee or agent, and not with a view to, or for resale of this Note or its underlying securities in connection with, the distribution thereof, and Holder has no present intention of selling, granting any participation in, or otherwise distributing the same. The residency of Holder (or, in the case of a partnership or corporation, such entity's principal place of business) is correctly set forth beneath Holder's name below.

(c)   Access to Information. Holder acknowledges that the Company has given Holder access to the records and accounts of the Company and to all information in its possession relating to the Company, has made its officers and representatives available for interview by Holder, and has furnished Holder with all documents and other information required for Holder to make an informed decision with respect to the purchase of this Note.

7.   **Representations and Warranties of the Company**. The Company represents and warrants to Holder that:

(a)   Organization, Good Standing, etc. The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has the requisite corporate power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   Authority. The execution, delivery and performance by the Company of this Note are within the corporate power of the Company and have been duly authorized by all necessary corporate actions on the part of the Company.

(c)   Enforceability. This Note has been, or shall be, duly executed and delivered by the Company and constitutes, or shall constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

8.   **Miscellaneous**.

(a)   Successors and Assigns; Transfer of this Note or Securities Issuable on Conversion Hereof.

(i)   Subject to the restrictions on transfer described in this Section 8(a), the rights and obligations of the Company and Holder shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the Company and Holder.

(ii)   With respect to any offer, sale or other disposition of this Note or securities into which such Note may be converted, Holder shall give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of Holder's counsel or other evidence reasonably satisfactory to the Company, to the effect that such offer, sale or other distribution may be effected without registration or qualification (under any federal or state law then in effect). Upon receiving such written notice and reasonably satisfactory opinion or other evidence if so requested, the Company, as promptly as practicable, shall notify Holder that Holder may sell or otherwise dispose of this Note or such securities, all in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this Section 8(a) that the opinion of counsel for Holder, or other evidence, is not reasonably satisfactory to the Company, the Company shall so notify Holder promptly after such determination has been made. Each Note thus transferred and each certificate representing the securities thus transferred shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Securities Act, unless in the opinion of counsel for the Company such legend is not required in order to ensure compliance with the Securities Act. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions. Subject to the foregoing, transfers of this Note shall be registered upon registration books maintained for such purpose by or on behalf of the Company. Prior to presentation of this Note for registration of transfer, the Company shall treat the registered holder hereof as the owner and holder of this Note for the purpose of receiving all payments of principal and interest hereon and for all other purposes whatsoever, whether or not this Note shall be overdue and the Company shall not be affected by notice to the contrary.

(iii) Neither this Note nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, by the Company without the prior written consent of Holder.

(b) Waiver and Amendment. Any provision of this Note may be amended, waived or modified only upon the written consent of the Company and the Required Holders; provided that no such amendment, waiver or modification may amend, waive or modify the interest rate, the amount of outstanding principal, or the amount of interest accrued or due on this Note without the consent of Holder.

(c) Notices. All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be made in writing and emailed, mailed or delivered to each party as follows: (i) if to Holder, at Holder's address or email address set forth below, or at such other address as Holder shall have furnished to the Company in writing, or (ii) if to the Company, at 4250 Executive Square, Suite 200, San Diego, CA 92037 (Attention: Patrick Henry), or at such other address as the Company shall have furnished to Holder in writing (along with a copy, which shall not constitute notice, to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., 3580 Carmel Mountain Road, Suite 300, San Diego, CA 92130 (Attention: Jeremy Glaser)). All such notices and communications shall be deemed effectively given the earlier of (i) when received, (ii) when delivered personally, (iii) one business day after being delivered by email (with receipt of appropriate confirmation), (iv) one business day after being deposited with an overnight courier service of recognized standing or (v) four days after being deposited in the U.S. mail, first class with postage prepaid.

(d) Pari Passu Notes. Holder acknowledges and agrees that the payment of all or any portion of the outstanding principal amount of this Note and all interest hereon shall be *pari passu* in right of payment and in all other respects to the other Notes, and is *pari passu* in right of payment and in all other respects to other indebtedness of the Company. In the event Holder receives payments in excess of its pro rata share of the Company's payments to the Holders of all of the Notes, then Holder shall hold in trust all such excess payments for the benefit of the Holders of the other Notes and shall pay such amounts held in trust to such other holders upon demand by such holders.

(e) Payment. Unless converted into the Company's equity securities pursuant to the terms hereof, payment shall be made in United States dollars.

(f) <u>Usury</u>. In the event any interest is paid on this Note which is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.

(g) <u>Governing Law</u>. This Note and all actions arising out of or in connection with this Note shall be governed by and construed in accordance with the laws of California, without regard to its internal rules governing the conflict of laws.

[Signature pages follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of __[INVESTMENT DATE]__ .

Investment Amount: $[AMOUNT]

COMPANY:

GroGuru, Inc.
_____

Founder Signature
_____

Name: [FOUNDER NAME]
_____

Title: [FOUNDER TITLE]
_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]
_____

Investor Signature

By: _____

By:_____

Name: [INVESTOR NAME]
_____

Title: [INVESTOR TITLE]
_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited